

November 14, 2013

Via E-mail
Stuart I. Greenwald
Treasurer and Chief Financial Officer
First Hartford Corporation
149 Colonial Road
Manchester, CT 06040

> **Re: First Hartford Corporation**
> **Item 4.02 Form 8-K**
> **Filed October 29, 2013**
> **File No. 0-8862**

Dear Mr. Greenwald:

We note your response dated November 6, 2013 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed October 29, 2013

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1.   We note your response to prior comment 1 from our letter dated October 31, 2013.

   a.   Regarding your investment in Cranston/BVT Associates Limited Partnership, please address the following:

      i.   Please tell us who controls Cranston Brewery, LLC. We note that Mr. Paolino is the managing member. Please tell us what affiliation, if any, he or Cranston Brewery, LLC has to First Hartford Corporation;

      ii. Please provide definitive support detailing how you indirectly may be deemed to control the entire 2% general partnership interest given that you, through your investment in Brewery Parkade, Inc., own 50% of both Cranston Parkade, LLC and CP/BVT, Inc., with Cranston Brewery, LLC owning the remaining 50%; and

   iii. It is unclear how the limited partners "do not appear" to have substantive participating rights and/or substantive kick-out rights. Please definitively detail whether or not such rights are present in determining that you are required to consolidate Cranston/BVT Associates Limited Partnership.

b. Regarding your investment in CP Associates, LLC, please address the following:

   i. Please tell us what ability you, via your ownership in Brewery Parkade, Inc., have in removing Paolino Management, LLC as property manager;

   ii. Please tell us why you believe that the rights of Paolino Management LLC under the property management agreement are not substantive. In your analysis, please address that as managing member you are restricted from undertaking any significant economic activities without the consent of the other member, and how this was considered in your analysis; and

   iii. It is unclear how the limited partners "do not appear" to have substantive participating rights and/or substantive kick-out rights. Please definitively detail whether or not such rights are present in determining that you are required to consolidate CP Associates, LLC.

c. Regarding your investment in Trolley Barn Associates, LLC, please address the following:

   i. Please detail how you determined you are the managing member of Trolley Barn Associates, LLC given your 50% membership interest and that the other 50% interest holder is the property manager;

   ii. Your use of "if applicable" in determining whether or not you consolidate Trolley Barn Associates, LLC pursuant to ASC Topic 810-20 is unclear, given that you have determined that such investment is in a variable interest entity. Please advise; and

   iii. Please provide to us additional information supporting your conclusion that you are the primary beneficiary of Trolley Barn Associates, LLC, including how expected losses and residual returns are allocated among each membership interest holder, and whether such absorption of losses/receipt of benefits is proportionate to your membership interests.

d. Regarding your investment in Hartford Lubbock Parkade LLP, please address the following:

   i. Please tell us the "important decisions" that Lubbock Parkade, Inc. makes based on its majority ownership. Further, tell us how such decisions differ, and support how you as general partner make "certain important decisions and direct[s] substantially all of the activities" of Hartford Lubbock Parkade LLP; and

      ii. It is unclear how Lubbock Parkade, Inc. as limited partner "does not appear" to have substantive participating or kick-out rights. Please definitively detail whether or not such rights are held by Lubbock Parkade, Inc. in supporting your position that you are required to consolidate Hartford Lubbock Parkade LLP.

2.   We note your response to prior comment 3. Please provide additional detail regarding your plan to prepare and file amended financial information for the affected periods, including the involvement, if any, of your prior registered independent public accounting firm.

      As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, please contact the undersigned at 202.551.3573.

      Sincerely,

      /s/ Mark A. Rakip

      Mark Rakip
      Staff Accountant